CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Administrative Committee
Compass Bancshares, Inc. Employee Stock Ownership Plan


We consent to incorporation by reference in the registration statement on Form S-8 of Compass Bancshares, Inc. Employee Stock Ownership Plan of our report dated May 5, 1995, relating to the statements of net assets available for plan benefits of Compass Bancshares, Inc. Employee Stock Ownership Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits and related schedules for each of the years in the three-year period ended December 31, 1994, which report appears in the December 31, 1994 Annual Report on Form 11-K of Compass Bancshares, Inc. Employee Stock Ownership Plan.


                                 /s/ KPMG Peat Marwick LLP



Birmingham, Alabama
June 29, 1995